UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34226

1st Century Bancshares, INC.

(Exact name of registrant as specified in its charter)

1875 Century Park East, Suite 1400

Los Angeles, California 90067

(310) 270-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: None*

*

On July 1, 2016, pursuant to the Agreement and Plan of Merger dated as of March 10, 2016, among Midland Financial Co., an Oklahoma corporation (“Midland”), MC 2016 Corp., a Delaware corporation and a wholly-owned subsidiary of Midland (“Merger Sub”), and 1st Century Bancshares, Inc., a Delaware corporation (the “Company”), Merger Sub merged with and into the Company, with the Company being the surviving entity (the “Merger”). Following the Merger, the Company merged with and into Midland, with Midland being the surviving entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, Midland (as successor in interest to the Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Midland financial co., as successor in interest to 1st Century Bancshares, Inc.

Date: July 11, 2016	By:	/s/ Todd A Dobson
Name: Todd A. Dobson
Title: Senior Executive Vice President and Chief Financial Officer